Exhibit 99.1

Eco Wave Power is Officially Connected to Israeli Electrical Grid: The EWP-
EDF One Station Supplies First Wave Energy to Country’s Power Supply

Tel Aviv, Israel (August 15, 2023) – Eco Wave Power Global AB (publ) (Nasdaq Capital Market: WAVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy developer, announced today that its station at the Port of Jaffa in Tel Aviv, EWP-EDF One, has officially connected to Israel’s national electrical grid – making it the first wave energy project to deliver electricity to the country’s power supply.

Now, the EWP-EDF One project will proceed to full system calibration that is to be followed by a ceremonial “plugging in” event and demonstration in the coming months to commemorate this historic achievement.

The EWP-EDF One power station we built in collaboration with and co-funding from EDF Renewables IL and the Israeli Energy Ministry. The Israeli Energy Ministry has recognized the Eco Wave Power technology as a “pioneering technology”. The EWP-EDF One power station has an installed capacity of 100 KW, enough energy to power approximately 100 homes at peak efficiency.

“We are proud to see our vision of sustainable wave energy becoming a reality at the Port of Jaffa,” said Eco Wave Power Founder and Chief Executive Officer Inna Braverman. “I am grateful to the EDF Renewables IL team, Israeli Energy Ministry, the Atarim Group (which manages and develops the Tel-Aviv Jaffa coastline), and my entire team at Eco Wave Power who worked tirelessly to take this project from an idea to a new source of clean energy for Israel. We believe this is just the start for wave energy and we are excited for this station to serve as a catalyst for many more projects across the globe.”

The wave energy system installed at the Port of Jaffa is comprised of ten floaters along the Port of Jaffa’s pre-existing breakwater. Each floater connects directly to Eco Wave Power’s land-based energy conversion unit, which enables easy access for operational maintenance and upgrades.

The land-based conversion unit and utilization of pre-existing structures demonstrate Eco Wave Power’s ability and commitment to sustainably build clean energy power stations at nearly any location. The adaptability is further shown by its EWP-EDF One power station at the Port of Jaffa – one of the world’s oldest ports – and the upcoming pilot station at the Port of Los Angeles – one of the world’s busiest seaports and leading gateway for international trade in the Western Hemisphere.

In addition to providing clean energy to Israel’s electrical grid, the EWP-EDF One power station will also serve as a public education center. Eco Wave Power recently announced that the it received the GREENinMED grant by the European Union, which will fund the creation and installation of a unique educational experience at the Port of Jaffa station.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company completed construction of and received all approvals for its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology.” The EWP-EDF One station project marks the first grid-connected wave energy system in Israeli history. Eco Wave Power will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For media inquiries, please contact:

Jacob Scott, Vectis Strategies

+14124457719

jscott@vectisstrategies.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses that the Company is expected to be the first ever ocean energy power station in the United States, and that the Company’s pilot station is set to be installed in the coming months. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. For example, the Company is using forward-looking statements when it discusses: the advantages and benefits of wave energy; that the EWP-EDF One project will proceed to full system calibration that is to be followed by a ceremonial “plugging in” event and demonstration; the Company’s belief that the EWP-EDF One project is just the start for wave energy; that project may serve as a catalyst for more projects across the globe; and that an educational experience will be created and installed at the Station in the form of a public education center, funded by a GREENinMED grant by the European Union. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.